UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number  333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒                           Form 40-F     ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐          No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐          No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes  ☐          No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82-                                               . )

The purpose of this Form 6-K is to file with the Commission the attached press release issued by the Company on December 5, 2004

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: December 6, 2004	By:	Neil Burrows
		Name:	Neil Burrows
		Title:	Managing Director

Press Release

Virgin Express Holdings PLC (Euronext: VIRE; OTC Bulletin Board: VIRGY) London, Sunday 5th December 2004

Virgin Express Q3 Operating Results

Highlights

•      Break even year to date.

•      Unit prices stabilised whilst unit costs managed down further.

•      Common ownership of Virgin Express NV/SA and SNBA announced.

•      Planning of proposed exit strategy of EUR 1.00 per share progressing.

Chairman’s Statement

Operating profits in the 3rd quarter were EUR 4.3 million, up from EUR 1.9 million for the same quarter in 2003.  However, revenues declined 12%, the profit being achieved through additional cost savings and increased productivity.  This drop in revenues was caused by the planned reduction in our fleet from 13 to 11 aircraft in order to remove excess seats from the market. Year to date, operating profits are now break even.

Despite efforts to reduce excess capacity, it continues to damage our market.  In September I commented that our routes to Rome and Milan had suffered disproportionately as a result of uneconomic pricing by competitors.  We were therefore not surprised by the recent news that the Italian low cost carrier Volare had stopped operations.

We have reduced our losses by cutting capacity on our Italian routes and terminating our flights to Bordeaux, while our new route to Valencia will further strengthen our position on the Iberian Peninsula.  As a result of the actions we have taken to reduce capacity, unit prices have stabilised on most routes and overall they have grown by 3%.  Load factors have remained stable at 84%.  However, yields are still unsustainably low and will need to rise further before any short haul European airline operating from major airports delivers a profit.  Consolidation of the intra-European market is therefore essential.

Costs have been well controlled in the quarter.  They have been reduced overall by 16% quarter on quarter, despite the price of fuel rising by 54%.  Cost reductions can be seen across all categories, with the exception of fuel.  Furthermore, costs per available seat kilometre (ASK) are now down to EUR 0.049, the lowest ever in our history and much lower than all our competitors operating from major airports.

Whilst costs have been well controlled, our level of service to our customers has continued at exceptional levels, with on time performance having been maintained at over 90% for almost three years.

Forecasting year-end performance continues to be difficult.  However, in line with last year’s performance we would expect a loss in our 4th quarter resulting in losses for the full year.  During this last quarter the additional cost of fuel is being offset by the weakness of the dollar and by our reduced production.

Progress is being made to satisfy the conditions necessary to complete the common ownership of Virgin Express NV/SA and SN Brussels Airlines announced to the market on 6th October 2004.  With regard to approval on competition issues, we now await competition clearance only from the Belgian authorities and their decision is expected soon.

The Board has been giving further consideration to the structure of the proposed EUR 1.00 a share exit strategy for all equity shareholders in light of the various regulatory, shareholder and other consents that will be required to implement such a proposal. Discussions continue with advisers and, whilst the Board is not yet able to be specific about the timing and structure of such an exit, the current best estimate is that a proposal will be made to shareholders following completion of the transaction with SN Airholding II, which is expected between March and June 2005.  It is the Company’s intention that, on completion of the proposed exit, it will apply for a delisting from Euronext and termination of the Exchange Act registration and reporting requirements in the United States.

David Hoare
Executive Chairman

3rd Quarter Results

For the 3rd quarter of 2004 the company reported a profit after tax of EUR 3.4 million versus a profit of EUR 1.7 million in the 3rd quarter of 2003.

Net income per IDS and ADS for the quarter are shown in the table below.

Earnings per IDS and ADS	3Q 2004	3Q 2003
EUR per IDS	€0.085	€0.35
USD per ADS	$0.069	$0.39
Average Shares(1)	39,950,625	4,842,500

USD/EUR (Average) Exchange Rate	1.222	1.1248
USD/EUR (Ending) Exchange Rate	1.241	1.1652

(1)   On 28th April 2003, each ordinary share of EUR 0.0024789 together with one ordinary share of EUR 0.0075211 (issued by way of a capitalisation of reserves) was consolidated into one new ordinary share of EUR 0.01.  There was no change to the number of shares as a result.  On the same date, Virgin Express Holdings PLC increased its authorised capital and made a “Placing and Open Offer” of 35,108,125 new ordinary shares to the company’s majority shareholder Virgin Sky Investments Limited and other qualifying shareholders (i.e. IDR holders but excluding ADR holders in the US). This was underwritten by the IDR holders (through the registered holder Guaranty Nominees Ltd) for an amount of EUR 2,589,439 in consideration for the allotment of EUR 2,589,439 new ordinary shares of EUR 0.01 each at an issue price of EUR 1.00.  Virgin Sky Investments Ltd subscribed to the remainder, i.e. for an amount of EUR 32,518,686 in consideration for the allotment to it of 32,518,686 ordinary shares at the same issue price of EUR 1.00.

Revenues

Total revenues of the 3rd quarter decreased by 12% to EUR 54.7 million from EUR 62.1 million last year.  This reduction in revenues is mainly due to the lower number of aircraft operated.

The focus on new services and the ancillary revenue such as extra legroom seats, lounges, catering services on board and pre-ordered meals, overweight luggage and special services fees continued to deliver additional revenues.

Expenses

The total operating expenses decreased by 16% to EUR 50.4 million for the 3rd quarter from EUR 60.2 million in the same quarter of 2003.

The reduction in the variable expenses and the continued focus on cost control have enabled a further improvement of the unit costs in the 3rd quarter to 4.88 Eurocents per ASK, coming from 4.95 Eurocents in 2003.

Excluding the negative impact of fuel price increases, the operating expenses for the 3rd quarter were 21.4% lower than in the same period last year.

A table of quarterly and half year results is attached.

With the exception of the historical factual information, the statements made in this press release constitute forward-looking statements under the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations and involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those included or contemplated by the statements. The company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the issuance of the press release.

Virgin Express Holdings PLC
Unaudited Results for the Three Months Ended
30 September 2003 and 2004.

		Three Months Ended 30 September
(EUR Thousands)		2003	2004	change

Total Revenue		62,067	54,663	-12%

Operating Expenses
Flight Operations		4,627	4,281	-7%
Aircraft Fuel		7,542	9,009	19%
Navigation Fees		5,875	4,695	-20%
Maintenance		7,447	5,007	-33%
Aircraft Ownership		9,199	5,770	-37%
Station Operations		11,198	8,590	-23%
Passenger Services		4,060	3,114	-23%
Sales & Marketing		5,577	4,936	-11%
Depreciation & Amort.		550	310	-44%
General & Administrative		4,119	4,673	13%
Total Operating Expenses		60,194	50,385	-16%

Operating Profit		1,874	4,279	128%

Non Operating Income / (loss)		(112)	(581)	-419%

Profit before taxation and minority interests		1,762	3,698	110%

Tax and minority interests		(85)	(313)	-268%

Profit after taxation and minority interests		1,677	3,385	102%

Operating Data

RPKs (000)		1,018,638	863,673	-15%
ASKs (000)		1,203,804	1,025,432	-15%
Revenue per RPK		6.09	6.33	4%
Revenue per ASK		5.16	5.33	3%
Fleet Size		13.00	11.00	-15%
Flights Flown		5,942	4,963	-16%
Ave. Flight Length		1,329	1,423	7%
Passengers Flown		757,411	623,440	-18%
Load Factor		84.6%	84.2%	0%
Block Hours Flown		12,636	11,304	-11%
Fuel Gallons (000)		9,098	8,276	-9%
Operating Cost/ASK		4.95	4.88	-1%
Ave Fuel Price (US cents per gallon)		85.90	132.54	54%
Ave Exchange Rate	$/EUR	1.125	1.222	9%
Ending Exchange rate	$/EUR	1.165	1.241	6%